Exhibit 99.2

Beamr Imaging Ltd. Announces Closing of Initial Public Offering

Herzeliya, Israel, March 02, 2023 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR) ("Beamr" or the "Company"), an innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images, today announced the closing of its initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800,000 prior to deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 292,500 ordinary shares at the public offering price less discounts, to cover over-allotments.

The ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023.

The net proceeds from the initial public offering are expected to be used for research and development, sales and marketing, cloud operating costs and general and administrative corporate purposes, which includes working capital and capital expenditures.

ThinkEquity acted as sole book-running manager for the offering.

The registration statement on Form F-1 (File No. 333-262904) relating to the shares being sold in this offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on February 27, 2023. A final prospectus related to the offering was filed and made available on the SEC’s website at https://www.sec.gov/. The offering is being made only by means of a prospectus. Electronic copies of the final prospectus may be obtained, when available, from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673 and by email at prospectus@think-equity.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Beamr Imaging Ltd.

Beamr Imaging Ltd. (“we” “us” or the “Company”) is an innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one over-the-top, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices. For more information, please visit www.beamr.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include the intended use of proceeds from the offering. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-262904), dated February 27, 2023 and filed with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

Danny Sandler, Chief Financial Officer

investorrelations@beamr.com